Exhibit 99.1

VANC Pharmaceuticals Inc.

Suite 615, 800 West Pender Street
Vancouver, BC, V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2015

NOTICE IS HEREBY GIVEN that the Annual General and Special meeting (the “Meeting”) of VANC Pharmaceuticals Inc. (the “Company” or “VANC”) will be held at Suite 615, 800 West Pender Street, Vancouver, British Columbia, on Thursday, April 30, 2015 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

to receive the audited financial statements of the Company for the financial year ended June 30, 2014, together with the auditor’s report thereon;

2.

to fix number of directors at three (3);

3.

to elect directors for the ensuing year;

4.

to appoint Smythe Ratcliffe LLP, Chartered Accountants, as the Company’s auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;

5.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the cancellation of the Company’s existing form of Articles and the adoption of a new form of Articles (the “New Articles Resolution”), which includes advance notice provisions, as more particularly described in the accompanying Information Circular;

6.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the Advance Notice Policy of the Company dated March 2, 2015, and, should the New Articles Resolution not be passed, an alteration to the Company’s existing form of Articles to include provisions requiring advance notice of director nominees from shareholders, as more particularly described in the accompanying Information Circular;

7.

to consider and, if thought fit, to approve the Company’s New Stock Option Incentive Plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as more particularly described in the attached Information Circular at Part 3 – The Business of the Meeting –Annual Approval of Stock Option Incentive Plan; and

8.

to transact such other business as may properly come before the Meeting or any adjournments thereof.

The accompanying management information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Also accompanying this Notice are (i) Forms of Proxy or Voting Instruction Form, and (ii) Financial Statement Request Form.  Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only shareholders of record at the close of business on March 2, 2015, will be entitled to receive notice of and vote at the Meeting.  Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy indicating your voting instructions.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Fax: (866) 249-7775), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof.  If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 20th day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS:

“Arun Nayyar”

ARUN NAYYAR

Chief Executive Officer

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope or to vote by telephone or using the internet in accordance with the instructions on the proxy form.  If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.